SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Portland Brewing Company
                    ----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   736 420 100
                    ----------------------------------------
                                 (CUSIP Number)

                                 With a copy to:

                            Sherrill A. Corbett, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 221-1440
                    ----------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 December 28, 2000
                    ----------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         736 420 100
                  -----------

1. Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only)

         Steven C. Goebel, in his capacity as Trustee of the Steven C. Goebel Trust and as Custodian under Oregon UTMA for Luke B. Goebel and Marie
         E. Goebel, and Elizabeth M. Goebel, in her capacity as Trustee of the Elizabeth M. Goebel Trust and as Custodian under Oregon UTMA for Carl
         S. Goebel and Marie E. Goebel.

2.       Check the appropriate box if a member of a group (see instructions)

         (a)  /   /
         (b) /   /

         Not applicable.

3.       SEC USE ONLY

         ------------------------------------------------

4.       Source of Funds (see instructions)

                           not applicable
         ------------------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

         /   /

6.       Citizenship or place of organization

                           United States
         -------------------------------------------------

Number of Shares            7.   Sole Voting Power                     0
Beneficially Owned by Each
Reporting Person With       8.   Shared Voting Power                454,518**

                            9.   Sole Dispositive Power                0

                            10.  Shared Dispositive Power           454,518**


**    The aggregate amount of shares consists of 220,023 shares owned by the
Steven C. Goebel Trust, 220,023 shares owned by The Elizabeth M. Goebel Trust, 4,824 shares owned by Luke B. Goebel, the minor son of Mr. and Mrs. Goebel, 4,824 shares owned by Marie E. Goebel, the minor daughter of Mr. and Mrs. Goebel, and 4,824 shares owned by Carl S. Goebel, the minor son of Mr. and Mrs. Goebel.

11.      Aggregate amount beneficially owned by each reporting person

         454,518 Shares of Common Stock

12. Check box if the aggregate amount in row (11) excludes certain shares (see instructions)

         /   /

13.      Percent of class represented by amount in row (11)

         9.1%

14.      Type of Reporting Person

         IN

Item 1.           Security and Issue (see instructions)
-------           -------------------------------------

                  This statement relates to the Common Stock, no par value (the "Shares") of Portland Brewing Company (the "Company"). The address of the principal executive offices of the Company is 2730 NW 31st Avenue, Portland, Oregon 97210.

Item 2.           Identity and Background (see instructions)
-------           ------------------------------------------

                  (a)      Steve C. Goebel and Elizabeth M. Goebel

                  (b)      4019 SW Downsview Court, Portland, Oregon  97221.

                  (c) Steven C. Goebel is a director of Portland Brewing Company whose principal executive offices are at 2730 NW 31st Avenue, Portland, Oregon 97210. Elizabeth M. Goebel is a director of Stop Oregon Litter & Vandalism, an Oregon non-profit corporation, whose principal executive offices are at 111 SE Washington, Hillsboro, Oregon 97123.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors).

                  (e) No Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or other person identified above has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Each Reporting Person is a United States citizen.

Item 3.           Source and Amount of Funds and Other Consideration (see
-------           -------------------------------------------------------
                  instructions)
                  -------------

                  Each Reporting Person acquired Shares of the Company as their pro-rata portion of the shares held by Lake Oswego Brewing Company ("LOBC") of which each Reporting Person was a shareholder, which were distributed in December 2000.

Item 4.           Purpose of Transaction (see instructions)
-------           -----------------------------------------

                  The information under the first paragraph of Item 3 of this statement is hereby incorporated by reference. There are no current plans or proposals which would relate to or result in any transaction described in items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.           Interests in Securities of Issuer (see instructions)
-------           ----------------------------------------------------



                  (a) The Reporting Persons in their previously defined capacities own an aggregate amount of 454,518 Shares of the Company representing 9.1% of the outstanding Shares of the Company as of September 30, 2000.

                  (b) The Reporting Persons have shared power to vote and shared power to dispose of the 454,518 Shares of the Company.

                  (c) The information under the first paragraph of Item 3 of this statement is hereby incorporated by reference.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationship with
-------           ------------------------------------------------------------
                  respect to Securities of the Issuer (see instructions)
                  ------------------------------------------------------

                  Steve C. Goebel and Elizabeth M. Goebel are husband and wife. Each of Luke B. Goebel, Marie E. Goebel and Carl S. Goebel are the minor children of Mr. and Mrs. Goebel.

Item 7.           Material to be Filed as Exhibits (see instructions)
-------           ---------------------------------------------------

                  Not applicable.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





DATED:  January 4, 2001                   /s/ Steven C. Goebel
        ---------------                   --------------------------------------
                                          Steven C. Goebel as Trustee of the
                                          Steven C. Goebel Trust and as
                                          Custodian under Oregon UTMA for Luke
                                          B. Goebel and Marie E. Goebel




                                          /s/ Elizabeth M. Goebel
                                          --------------------------------------
                                          Elizabeth M. Goebel in her capacity as
                                          Trustee of the Elizabeth M. Goebel
                                          Trust and as Custodian under Oregon
                                          UTMA for Carl S. Goebel and Marie E.
                                          Goebel